Exhibit 12

FIFTH & PACIFIC COMPANIES, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(In thousands)

	Fiscal Years Ended
	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010

Earnings:
Add:
Income (loss) from continuing operations before (benefit) provision for income taxes (1)	$72,068	$(72,771)	$130,760	$(72,973)	$(243,006)
Fixed charges	48,266	53,494	59,565	56,335	59,123
(Loss) income from equity investees	(1,179)	(1,245)	1,652	969	265
Total adjustments	119,155	(20,522)	191,977	(15,669)	(183,618)

Less:
Noncontrolling interest in pre-tax loss of subsidiaries that have not incurred fixed charges	—	—	—	—	(38)
	—	—	—	—	(38)

Total Earnings	$119,155	$(20,522)	$191,977	$(15,669)	$(183,580)

Fixed Charges:
Interest expense	$47,305	$51,860	$57,977	$54,883	$58,015
Amortization of expense related to indebtedness (2)	961	1,634	1,588	1,452	1,108
Total Fixed Charges	$48,266	$53,494	$59,565	$56,335	$59,123

Ratio of Earnings to Fixed Charges	2.5	N/A	3.2	N/A	N/A

Deficiency of Earnings to Fixed Charges	N/A	$(74,016)	N/A	$(72,004)	$(242,703)

(1) Excludes (loss) income from equity investees.

(2) Represents amortization of financing fees not included in Interest expense.